Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year-ended June 30, 2007

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the consolidated financial statements for the years ended June 30, 2007, 2006, 2005, and the notes thereto.

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 16 to the audited consolidated financial statements for the fiscal year-ended June 30, 2007. All amounts presented are in Canadian dollars unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risk and Uncertainties".

OVERVIEW OF BUSINESS

YM BioSciences Inc. (the “Company”) is a development stage company engaged in the licensing and commercialization of drug products and technologies from original research. The Company evaluates drug projects, technologies, and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Company expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and progressing them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Company has rights.

The Company will incur expenditures either directly or pursuant to agreements with certain partners, on behalf of joint ventures. These will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners; and the negotiation and completion of out-licensing arrangements for the licensed products.

The Company does not have its own manufacturing facilities but it may participate in ownership of manufacturing facilities and the marketing of the products if appropriate opportunities are available.

SELECTED ANNUAL FINANCIAL INFORMATION

	Year ended June 30,
	2007	2006	2005

Out-licensing revenue	$4,407,890	$1,151,135	$748,020
Interest income	3,229,255	1,397,558	703,873

Expenses:
General and administrative	6,978,336	7,951,470	6,314,357
Licensing and product development	28,758,469	20,188,577	10,981,950
Impairment	1,829,538	-	-

Loss for the period	31,730,240	25,814,607	15,859,295
Deficit, beginning of period,	86,566,501	60,751,894	44,319,267

Deficit, end of period	$118,296,741	$86,566,501	$60,751,894

Basic and diluted loss per common share	$0.57	$0.59	$0.47

Total Assets	$81,739,800	$100,048,060	$38,199,891

RESULTS OF OPERATIONS

Fiscal Year Ended June 30, 2007 Compared to Fiscal Year Ended June 30, 2006

Out-licensing Revenue
Revenue from out-licensing has increased by $3.257M in fiscal 2007 compared to fiscal 2006 as a result of two out-licensing agreements entered into during the year. The most significant agreement, signed with Daiichi Pharmaceutical Co., Ltd., a subsidiary of Daiichi Sankyo Co., Ltd. (“Daiichi”) in July 2006, licensed the commercial rights for Nimotuzumab for the Japanese market and included a non-refundable up-front payment from Daiichi to the Company of $16.227M. This initial license fee has been recorded as deferred revenue and is being recognized over the estimated period of required collaboration of four years.

Interest Income
Interest income for fiscal 2007 has increased by $1.832M compared to fiscal 2006. This can be attributed to the significant increase in cash which resulted from the prospectus-based offering in February 2006, the acquisition of Eximias Pharmaceutical Corporation (Eximias) in May 2006, and the licensing payment from Daiichi pursuant to the agreement signed in July 2006.

Licensing and Product Development Expenses
Licensing and product development expenses have increased by $8.569M from $20.189M in fiscal 2006 to $28.758M in fiscal 2007. The change is mainly caused by employee compensation, amortization, tesmilifene, nimotuzumab, AeroLEF™, and an impairment charge, as explained below.

Employee compensation relating to licensing and product development has increased by $5.192M for the year ended June 30, 2007 compared to fiscal 2006. The increase is partly attributed to salaries and bonuses related to employees who joined YM as part of the Eximias acquisition in May 2006. Also, during the year the Company incurred expenses with respect to the departure of certain U.S. executives in February 2007.

Total amortization with respect to intangible assets increased by $644K to $1.913M in fiscal 2007 compared to $1.269M in fiscal 2006.

Tesmilifene
Costs related to development activities for tesmilifene for fiscal 2007 decreased by $3.821M to $7.508M in fiscal 2007 compared to $11.329M in fiscal 2006. On January 30, 2007, the Company terminated the Phase III trial based on the advice of the independent Data Safety Monitoring Board. Since then, costs for tesmilifene mainly pertain to closing down the trial and the settlement of holdback amounts from the original contract for the trial.

Nimotuzumab
Costs associated with development activities for Nimotuzumab increased by $1.167M to $5.943M compared to $4.776M in fiscal 2006. This is a result of commissions and consulting fees associated with obtaining the licensing agreement with Daiichi and additional costs relating to pre-clinical and clinical studies being conducted in fiscal 2007 compared to fiscal 2006.

AeroLEF™
Costs associated with development activities for AeroLEF™ decreased by $1.205M to $2.910M in fiscal 2007 compared to $4.115M in fiscal 2006. This is mainly due to decreased costs related to the Phase II trial in acute pain.

Impairment of Intangible Asset
On February 1, 2007 the Company recorded an impairment for the unamortized portion of the workforce intangible asset that was acquired in the Eximias acquisition on May 9, 2006. After the termination of the Phase III DEC trial in metastatic breast cancer, management re-evaluated the workforce intangible and determined it to be impaired because it is no longer a probable future economic benefit. This resulted in a write-down of $1.830M, the net book value of the asset on the day of impairment.

General and Administrative Expenses
General and administrative expenses have decreased by approximately $973K to $6.978M in fiscal 2007 compared to $7.951M in fiscal 2006. This is mainly due to a decrease in stock based compensation expense of $872K.

Fiscal Year Ended June 30, 2006 Compared to Fiscal Year Ended June 30, 2005

Out-Licensing Revenue
Revenue increased by $403K in 2006 compared to 2005 due to an August 2005 agreement with Kuhnil Pharmaceutical Co., Ltd. to which the Company licensed the commercial rights for nimotuzumab for the South Korean market and a January 2006 agreement with Innogene Kalbiotech Private Limited to which the Company licensed the commercial rights for nimotuzumab for several countries in Asia and Africa.

Interest Income
Interest income in fiscal 2006 has increased by $694K due to the significant increase in the amount invested in short-tem deposits with approximately $42.623M in net proceeds generated from the Company’s February 2006 share issuance and from $38.037M cash obtained through the Eximias acquisition in May 2006.

Licensing and Product Development Expenses
Licensing and product development expenses increased by $9.207M from $10.982M for the year ended June 30, 2005 to $20.189M for the year ended June 30, 2006 primarily due to the rapid progression of the tesmilifene Phase III clinical trial and the inclusion of costs associated with the development of the AeroLEF™ technology for treatment of pain which was acquired in May 2005. Costs related to the tesmilifene Phase III clinical trial in patients with metastatic and recurrent breast cancer for the year totaled approximately $8.581M compared to $7.242M during fiscal 2005, an increase of $1.339M.

In addition, costs associated with manufacturing of tesmilifene and preclinical work for the year ended June 30, 2006 increased by $1.063M from approximately $1.684M for fiscal 2005 to $2.747M in fiscal 2006. The costs related to the development of AeroLEF™ technology for the year ended June 30, 2006 totaled $4.115M, mainly for toxicology studies and other work related to a Phase II clinical trial which is currently underway, and approximately $1.025M of amortization in DELEX technology for the year.

In August 2005, 396,825 common shares were released from escrow related to the acquisition of DELEX on the completion of the first milestone event. Accordingly, the current fair value at the time of release of $1.464M was allocated to acquired technology and credited to common shares.

General and Administrative Expenses
General and administrative expenses for fiscal 2006 increased $1.637M compared to the prior year. This resulted primarily from an increase in stock-based compensation expense of $1.309M from $1.279M for the year ended June 30, 2005 to $2.588M for the year-ended June 30, 2006 and the inclusion of Eximias operating expenses for two months.

Fiscal Year Ended June 30, 2005 Compared To Fiscal Year Ended June 30, 2004

Out-Licensing Revenue
YM incurred licensing revenue for the first time since inception during fiscal 2005. Revenue from out-licensing came from the July 2004 agreement signed with Tarcanta Inc. (a subsidiary of Cancervax Corporation) with respect to products relating to HER-1 and TGFa and from a January 2005 agreement with Shin Poong Pharmaceutical Co., Ltd. to which the Corporation licensed the commercial rights for tesmilifene for the South Korean market.

Interest Income
Interest income in fiscal 2005 was higher than in the prior year due mainly to higher average cash balances in fiscal 2005 as a result of financing activities.

Licensing and Product Development Expenses
Licensing and product development expenses increased from 2004 due to the progression of the tesmilifene Phase III clinical trial, increased out-licensing activity, and the inclusion of DELEX results for two months. Costs related to the Phase III clinical trial in patients with metastatic and recurrent breast cancer totaled about $7.250M in 2005, an increase of approximately $4.000M over 2004. Other costs related to tesmilifene increased by approximately $1,400,000 in 2005 over the prior year. DELEX was acquired on May 2, 2005 and the costs incurred since that date to June 30, 2005 of approximately $550K have been included; they relate to the development of the AeroLEF™ technology for treatment of pain. The increased activity associated with out-licensing represented an increase in expenses over 2004 of approximately $400K.

General and Administrative Expenses
General and administrative expenses increased in 2005 over 2004 due to higher stock-based compensation expense ($1.685M versus $510K last year), increased investor-related expenses (approximately $670K over last year) and the cost of obtaining and maintaining a listing on AMEX (approximately $600K). The Corporation’s stock began trading on AMEX on October 1, 2004.

SUMMARY OF QUARTERLY RESULTS

	Revenue	Net Loss	Basic and diluted loss per Common Share
June 30, 2007	$1,899,229	$4,749,837	$0.08
March 31, 2007	$1,175,533	$8,929,074	$0.16
December 31, 2006	$1,997,799	$8,352,471	$0.15
September 30, 2006	$1,755,410	$9,698,858	$0.17
June 30, 2006	$1,072,000	$8,581,990	$0.16
March 31, 2006	$684,456	$5,772,479	$0.13
December 31, 2005	$549,230	$5,536,292	$0.14
September 30, 2005	$243,007	$5,923,846	$0.15

Revenue has increased steadily over the last eight quarters as a result of new out-licensing agreements with third parties and interest earned from increased cash and short-term investments resulting from the prospectus-based offering in February 2006, the acquisition of Eximias Pharmaceutical Corporation (Eximias) in May 2006, and the licensing payment from Daiichi pursuant to the agreement signed in July 2006. Development activity also increased until the termination of the Phase III DEC trial in metastatic breast cancer on January 30, 2007

Fourth Quarter - Three Month Period Ended June 30, 2007 Compared To The Three-Month Period Ended June 30, 2006.

Out-licensing Revenue
Out-licensing revenue for the quarter ended June 30, 2007 was $1.176M compared to $185K in the same quarter in the prior year as a result of two out-licensing agreements entered into during the year. The most significant agreement, signed with Daiichi Pharmaceutical Co., Ltd. in July 2006, licensed the commercial rights for Nimotuzumab for the Japanese market and included a non-refundable up-front payment from Daiichi to the Company of $16.227M. This initial license fee has been recorded as deferred revenue and is being recognized over the estimated period of collaboration required.

 Interest Income
Interest income is down by $164K to $724K for the last three months ended June 30, 2007 compared to $887K in the same period in the prior year. This is due to a lower average cash balance in this quarter compared to the same quarter last year as the Company draws on its cash balance for its operations.

Licensing and Product Development Expenses
Licensing and product development expenses have decreased by $820K for the fourth quarter ended June 30, 2007 compared to the same period last year primarily due  to the decrease in costs associated with the development of Tesmilifene after its failure in the third quarter of fiscal 2007.  Costs related to tesmilifene for the three months ended June 30, 2007 totaled approximately $781K, approximately $1,817M less than the comparable period last year.  Costs associated with development activities for AeroLEF™ decreased by $1.655M to $1.033M in the fourth quarter of 2007 compared to $2.688M in the same quarter of 2006. This is mainly due to decreased costs related to the Phase II trial in acute pain.  Nimotuzumab expenses for the last quarter of fiscal 2007 have also decreased when compared to expenditures for the same quarter of fiscal 2006.  The decrease, totaling $1,213M, is attributable to clinical trials that were underway in the forth quarter of 2006 that were completed prior to the fourth quarter of 2007.

General and Administrative Expenses
General and administrative expenses for the fourth quarter of fiscal 2007 were $1.425M, a decrease of $1. 968M from $3.393M for the same quarter in the prior year. This is mainly due to a decrease in stock compensation expense of $1.100M. This decrease is attributable to the fact that there was a large option grant to all employees in the fourth quarter of fiscal 2006, one third of which was vested and therefore expensed immediately whereas there have been no option grants in the fourth quarter of 2007.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company's long-term liquidity depends on its ability to out-license its products or to access the capital markets, and both of which will depend substantially on results of the product development programs.

The Company's cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

The financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  The Company’s ability to continue as a going concern has always been dependent on obtaining additional investment capital and the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.  The financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

On February 16, 2006, pursuant to a prospectus filed with the Ontario Securities Commission, the Company issued 9,436,471 shares at a price of $4.91 (US$4.25) for total gross proceeds of $46.305M (US$40.105M).    Net proceeds after costs amounted to approximately $42.623M. The Company intends to use the net proceeds to fund drug development activities not related to Cuban originated products or for general corporate purposes not related to the Cuban licensed products and technologies. The Company’s Cuban originated products and technologies are all related to nimotuzumab. As at June 30, 2007, the remaining restricted proceeds were approximately $8.130M and unrestricted cash and short-term deposits totaled approximately $67.442M.

On May 9, 2006, with the acquisition of Eximias, the Company obtained approximately $34.5M in cash and an experienced workforce in exchange for approximately 5.6 million common shares. Of the total purchase price paid, $3.3M comprised of 474,657 common shares valued at $3.0M and $300K in cash was held in escrow for one year, until May 9, 2007, to satisfy any claims arising out of the representations and warranties made by Eximias in the transaction. On January 30, 2007 the Company recorded an impairment for the unamortized portion of the workforce intangible asset that was acquired in the Eximias acquisition on May 9, 2006. After the termination of the Phase III DEC trial in metastatic breast cancer, management re-evaluated the workforce intangible and concluded that there is no longer a foreseeable future benefit.

As at June 30, 2007 the Company had cash and cash equivalents and short-term deposits totaling $75.572M and payables and accrued liabilities totaling $3.273M compared to $88.341M and $3.718M respectively at June 30, 2006.

Taking into consideration the restricted and unrestricted cash and short-term deposits, management believes that the cash and short-term deposits at June 30, 2007 are sufficient to support the Company’s activities beyond the next 12 months.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company fully consolidates a joint venture in which it is considered the primary beneficiary; as such, the Company has expensed 100% of the cost of operations and cash flows of this entity.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from sublicensees in the future.  As of June 30, 2007 no amounts are owing and the amount of future fees is not determinable.

The Company is also conducting a pharmacokinetic clinical trial evaluating tesmilifene with taxotere.  In June 2005 the Company entered into a contract with a CRO in the amount of $526K ($437K USD). Of this amount, $199K has not been paid as at June 30, 2007. Either party may cancel the contract with 30 days’ notice.  If the Company cancels, it would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price.  The recruitment and pharmacokinetic portion of the study have been completed. Some of the patients have continued to receive treatment and are being followed for survival.

In September 2005 the Company in-licensed certain technologies and committed to financial consideration of up to $700K depending upon the outcome of certain clinical results.  This commitment consists of a combination of an initial fee and contingent milestone payments.  The Company has also committed to royalty payments based on net sales revenue related to this license.  At September 30, 2005 the initial fee of $100K of the commitment was settled through the issuance of 26,316 common shares of the Company valued at $3.80 per share and was recognized as a product development expense. During fiscal 2007 the Company returned the license and have no further commitments outstanding with respect to this technology.

In May 2007 the Company entered into a clinical trial management services contract relating to a colorectal clinical trial for Nimotuzumab at an expected cost of $1.323M of which $1.127M has not been paid as at June 30, 2007. The Company may cancel the contract with 30 days notice and is obligated for services rendered by the CRO through to the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement. As at year-end the preparation for trial initiation was ongoing.

In addition to the above, the Company has entered into contracts for pre-clinical and other studies totaling approximately $2.125M of which approximately $559K has not been incurred, paid, or accrued as at June 30, 2007.

The Company plans to expend funds to continue the clinical development of nimotuzumab and AeroLEF™.  There are also ongoing activities directed at out-licensing commercial rights for these products.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company's business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Annual Information Form dated September 24, 2007 in respect of the fiscal year ended June 30, 2007. These risk factors include: (i) the Company being in an early stage of development; (ii) the Company’s lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the inability of the Company to obtain, protect and use patents and other proprietary rights; (v) the Company’s dependence on collaborative partners; (vi) the uncertain ability of the Company to keep abreast of rapid technological change; (vii) the inability of the Company to succeed against competition; (viii) the Company’s lack of manufacturing experience; (ix) the Company’s reliance on key personnel; (x) product liability and the Company’s ability to maintain insurance; (xi) the Company’s possible inability to maintain licenses; (xii) the Company’s reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) possible volatility of the share price; and (xvii) international taxation.

OUTLOOK

YM is the licensee of nimotuzumab for territories including Europe, North America, Japan and certain other Asian countries.

YM initiated a Phase I/II trial in 2006 in patients with non-small-cell lung cancer (NSCLC) unfit for radical chemotherapy. Encouraging data presented at the 12th World Conference on Lung Cancer suggest that the trial should move forward into a Phase II tranche. If Phase I data confirm the continuation into Phase II that trial is expected to initiate in mid-2008. YM has initiated its first trial in colorectal cancer combining nimotuzumab with chemotherapy in irinotecan-resistant patients. Recruitment of the first cohort of 50 patients is anticipated in calendar 2007 and data from the trial is expected in Q2 2008. YM has received clearance from the FDA and Health Canada for a Phase II, second-line trial in children with advanced diffuse, intrinsic pontine glioma (DIPG). We also anticipate filing an IND for a Phase II trial to evaluate nimotuzumab for the treatment of colorectal cancer in the immediate future.

Recruitment in a Phase III trial in first-line therapy for pediatric pontine glioma was concluded by Oncoscience AG in Germany in August 2007. Data from this trial is expected in Q2/Q3 2008. Oncoscience has announced that a Phase III trial for the treatment of patients with adult glioma and a Phase IIb/IIIa trial for patients with advanced pancreatic cancer would initiate in calendar Q3 2007.

Daiichi Sankyo Co., Ltd., the Japanese licensee of nimotuzumab, obtained the approval of Japanese regulatory authorities to start a Phase I clinical trial of nimotuzumab for the treatment of solid tumours. This trial designed to enroll a maximum of 20 patients is anticipated to complete its enrollment in 2007.

In order to drive progress globally and rapidly, a group of the licensees has been formed that also includes YM sub-licensees and also licensees in India, China and South America, each participant in which may share in a common clinical development pathway for a number of cancers. Additional trials are expected to be announced by the various licensees acting cooperatively with the intention of using common protocols to permit the rapid recruitment of patients and the sharing of cost between participants.

AeroLEF™, our proprietary, patient-controlled inhaled-delivery composition of free and liposome-encapsulated fentanyl for the treatment of moderate to severe pain successfully completed a randomized Phase IIb trial and was cleared for its first US IND in calendar Q2 2007. An End-of-Phase II meeting with the FDA to discuss the prospective Phase III designs is in planning and is expected to occur in 2007. If protocols are cleared Phase III trials could commence in mid-2008.

YM has the appropriate staffing levels to manage its current trials and its cash-on-hand at year-end is sufficient to support corporate and clinical activities into fiscal 2009.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Annual Financial Statements. Significant policies and estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectibility is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Company’s proprietary technology are deferred and recognized on a systematic basis over the estimated remaining period of collaboration required.

Intangible assets
The Company’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005 and workforce acquired on the acquisition of Eximias in May 2006. The intangible assets are amortized on a straight-line basis over the estimated useful life of seven years for technologies acquired and of two years for workforce from the date of acquisition. The carrying values of the intangible assets are reviewed annually, and on the occurrence of a significant event, to determine if there has been impairment in their value. When the workforce was acquired, the value was capitalized as an intangible asset because the Company anticipated the value of this asset would be realized when tesmilifene was out-licensed or taken to market in the USA.  With the failure of the DEC trial, that value has disappeared. Therefore, on February 1, 2007 the Company recorded an impairment for the unamortized portion of the workforce intangible asset that was attained in the Eximias acquisition on May 9, 2006 as there is no longer a probable future economic benefit.

Research and development costs
The Company does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

Variable interest entity
The Company has a majority interest in a joint venture that is funded entirely by the Company. This joint venture is classified as a variable interest entity since the Company maintains a controlling financial interest. The Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

Stock-based compensation
In fiscal 2005, the Company adopted the fair value-based method of accounting for stock-based compensation and retroactively applied this method to all employee stock options granted on or after July 1, 2002, and restated prior periods.  The Company expenses all stock based payments using the fair value method and uses the Black-Scholes Option Pricing Model in estimating the fair value.  Under the fair value method and the option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options.  Such estimates affect the fair value determined by the option pricing model.

Income tax valuation allowance
The Company and its joint ventures have a net tax benefit resulting from non-capital losses carried forward, pools of scientific research and experimental development expenditures, investment tax credit, and withholding taxes paid. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheets.

NEW ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued but not yet effective:

Accounting Changes
Effective July 1, 2007, the Company will adopt the new recommendations of the CICA Handbook Section 1506, Accounting Changes. Under these new recommendations, voluntary changes in accounting policy are permitted only when they result in the financial statements providing reliable and or relevant information, These recommendations also require changes in accounting policy to be applied retrospectively unless doing so is impracticable, require prior period errors to be corrected retrospectively, require enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements, and require the disclosure of new primary sources of generally accepted accounting principles that have been issued but not yet effective. The impact that the adoption of this section will have on the Company’s financial statements will depend on the nature of future accounting changes and the required additional disclosure on Recent Accounting Pronouncements as noted below.

Capital Disclosures
CICA Handbook Section 1535, Capital Disclosures, requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such noncompliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically July 1, 2008 for the Company. The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Financial Instruments:
In January 2005, the CICA issued Section 3855, Financial Instruments - Recognition and Measurement, Section 1530, Comprehensive Income, Section 3251, Equity, Section 3861, Financial Instruments - Disclosure and Presentation, and Section 3865, Hedges. The new standards will be effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006, specifically July 1, 2007 for the Company. The new standards will require presentation of a separate statement of comprehensive income under specific circumstances. Derivative financial instruments will be recorded in the balance sheet at fair value and the changes in fair value of derivatives designated as cash flow hedges will be reported in comprehensive income. The Company is assessing the impact of the new standards.

Financial Instruments Disclosures
CICA Handbook Section 3862, Financial Instruments - Disclosures, increases the disclosures currently required that will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically July 1, 2008 for the Company. The Company has not yet determined the impact of the adoption of this change on the disclosure in its financial statements.

Financial Instruments Presentation
CICA Handbook Section 3863, Financial Instruments - Presentation, replaces the existing requirements on presentation of financial instruments which have been carried forward unchanged to this new section. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, specifically July 1, 2008 for the Company. The Fund does not expect the adoption of this standard to have a material impact on presentation in its financial statements.

General Standards on Financial Statement Presentation
CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for the Company for interim and annual financial statements beginning on or after January 1, 2008. The Company does not expect the adoption of these changes to have an impact on its financial statements.

International Financial Reporting Standards
The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company's financial statements is not yet determinable.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Multilateral Instrument 52-109-Certification of Disclosure in Issuer's Annual and Interim Filings) as of June 30, 2007 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the quarter ended June 30, 2007 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has assessed the design and effectiveness of internal controls over financial reporting as at June 30, 2007, and based on that assessment determined that internal controls over financial reporting were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. No changes were made to the design of the Company’s internal controls over financial reporting during the quarter June 30, 2007, that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

 Share Data as at June 30, 2007:
	Outstanding	Number
Common shares	$172,921,153	55,835,356
Warrants	$4,553,308	8,972,277

Note 1:  If all warrants were to be exercised, 8,972,277 shares would be issued for an aggregate consideration of $25,921,997.
Note 2:  In addition to the 55,835,356 shares outstanding, 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones.  They are valued and accounted for when they are released from escrow.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

Dated: September 24, 2007